September 28, 1999


                             FOR COLUMBIA EMPLOYEES

The following is some additional information we hope will answer questions you may have about NiSource's unsolicited tender offer for Columbia Energy Group. Here are the areas covered:

     o Columbia's Tactics
     o Other Newspaper Ads
     o Choice Comparisons
     o Recent Strategic Actions
     o Litigation Status
     o Tender Offer
     o NiSource Financing
     o Next Steps

o    COLUMBIA'S TACTICS

     WHY DID COLUMBIA TAKE OUT ADVERTISEMENTS IN NEWSPAPERS IN NORTHERN INDIANA AND ADJACENT AREAS?

     We believe it is important for the customers, shareholders and employees of NiSource and its operating subsidiaries to understand that the decision by NiSource management to continue its costly and disruptive hostile takeover attempt could have serious repercussions in Indiana.

     WHAT PROMPTED COLUMBIA TO RUN THE ADS AT THIS TIME?

     In recent weeks, NiSource has run advertising in Columbia's operating communities--where NiSource has no roots--in which NiSource talked of its "sponsorship" (along with many other companies) of local festivals, and referred vaguely to its efforts to "bring Columbia into the NiSource family." Columbia and its subsidiaries have been partners in our operating communities for generations, and we believe it is necessary to set the record straight on why Columbia has no interest in becoming a part of "the NiSource family."

     ARE YOU PLANNING TO RUN SIMILAR ADS IN INDIANA IN THE FUTURE?

     We will consider running additional ads in NiSource's operating areas if we believe that can help its shareholders, customers and employees, as well as regulators and other important constituencies, to understand the consequences of NiSource's actions, with the intent of ending the disruptive and costly activities pursued.


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o    OTHER NEWSPAPER ADS

     WHY DID COLUMBIA RECENTLY RUN AN AD IN THE COLUMBUS DISPATCH ABOUT THE NISOURCE SITUATION?

     We felt it was important for our friends and neighbors in the Columbus area--where Columbia Gas of Ohio has hundreds of employees--to hear the full story about NiSource, which had been trying to generate attention for its co-sponsorship (along with many other companies) of the local Oktoberfest. NiSource had run ads in the Columbus Dispatch touting its participation.

     ARE YOU PLANNING TO RUN THE COLUMBUS AD IN OTHER PARTS OF COLUMBIA'S OPERATING REGION?

     We will consider running a similar advertisement in our operating areas if NiSource continues to sponsor local festivals and take out newspaper ads in places where it has no roots or major business operations.

     IS COLUMBIA PLANNING TO RUN ANY OTHER KINDS OF ADS IN THE NEAR FUTURE?

     Yes. A series of newspaper ads highlighting Columbia's ongoing involvement with Habitat for Humanity will be running in many parts of our operating region in the coming weeks.


o    CHOICE COMPARISONS

     NISOURCE CLAIMS IT HAS PIONEERED "CHOICE" IN INDIANA. HOW DOES ITS PROGRAM COMPARE WITH COLUMBIA'S?

     We believe NiSource is years behind Columbia in adopting and promoting a "choice" program for its customers. Leading experts have recently cited Columbia as a nationwide leader in embracing market competition and freedom of choice for our customers, which could lead to lower energy prices. We have more than 552,000* customers enrolled in our choice program across the system, which is "unbundled" to the extent currently allowed by law or regulatory authorities. NiSource's NIPSCO subsidiary reports having approximately 15,000* customers enrolled in Indiana. In its Bay State subsidiary in Massachusetts, which began a choice program prior to its acquisition by NiSource in 1999, the program reports about 21,000* participants, down significantly from 1998 levels.

          *June 1999 data

     We believe our choice programs have been so successful because our local distribution companies have worked hard to make them both consumer and marketer friendly, while providing real value to the consumer. In Ohio, for example, our extensive customer information program has resulted in 92 percent awareness of choice among our customers. The customer savings are high because the Columbia choice programs give participating marketers--more than 40 across the Columbia system--great freedom in purchasing and transportation of their natural gas supplies, allowing them to create attractive savings opportunities for customers.

     Choice is being extended to electric customers in three of the states in which Columbia operates distribution services following or in concert with the success established in the gas programs.


o    RECENT STRATEGIC ACTIONS

     WAS THE DECISION TO SELL THE WHOLESALE TRADING BUSINESS RELATED TO THE NISOURCE SITUATION?

     No. The decision to sell CES's wholesale gas and power trading business came following a strategic review of its overall energy marketing businesses begun in February 1999. Led by the unit's new CEO, the review led to the conclusion that CES would do better to concentrate on becoming a significant player in the retail end of the business in the Eastern United States, where Columbia's existing geographic footprint gives us an advantage.

     HAS COLUMBIA CHANGED ITS GROWTH STRATEGY?

     No. We are continuing to pursue our strategic financial objectives for the end of fiscal year 2001: To achieve 30 percent of our operating income from non-regulated businesses, to average 10 to 12 percent annual earnings growth, and to achieve shareholder returns in the top quarter of our peer group. As you know, we are aggressively pursuing actions to achieve these objectives.


o    LITIGATION STATUS

     WHAT IS THE STATUS OF THE LAWSUITS THAT NISOURCE PREVIOUSLY FILED AGAINST COLUMBIA?

     As part of its hostile takeover attempt, NiSource filed three separate lawsuits against Columbia and its directors. One of the suits was dismissed by the Chancery Court of the State of Delaware on Sept. 22. That lawsuit, filed by a NiSource subsidiary, alleged that Columbia was required to reconvene its 1999 annual meeting of stockholders in order to elect a thirteenth director to its Board. The Delaware court previously denied NiSource's motion for an accelerated hearing in its suit to block the stock repurchase program originally authorized by Columbia's Board in February 1999. A suit filed by NiSource in federal court is in the "discovery" process; no hearing date has been set.

     WHAT IS THE SIGNIFICANCE OF THE LAWSUIT FILED BY NEW YORK STATE ATTORNEY GENERAL ELIOT SPITZER AGAINST NISOURCE AND OTHER COMPANIES?

     On Sept. 15, New York Attorney General Eliot Spitzer announced that New York State would sue NiSource and the owners of 16 other coal-fired power plants in the U.S. Midwest because of smokestack emissions linked to acid rain and other health hazards.

     Spitzer alleged that NiSource and the other companies are in violation of the federal Clean Air Act as amended in 1990, which requires that when power plants make major structural changes, those power plants must comply with the same environmental standards as new power plants. He is seeking millions of dollars in damages from NiSource and other companies. o TENDER OFFER


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     WHAT IS THE CURRENT STATUS OF NISOURCE'S TENDER OFFER?

     NiSource's tender offer is scheduled to expire on Oct. 15. As with the previous Aug. 6 deadline, the outcome of the tender offer has little significance because--no matter how many shares are tendered--NiSource must still go through a lengthy regulatory approval process before it could actually buy the tendered shares. We believe NiSource's main goal in using the tender offer process is to try to pressure Columbia's Board and management.

     NiSource likely decided to extend the tender offer because it hopes to increase the percentage of shares tendered. But it is quite possible that the number of tendered shares will actually decrease by Oct. 15, as shareholders who are frustrated with NiSource's hostile tactics, declining stock price and lack of success withdraw their tenders.


     HAS NISOURCE MADE ANY PROGRESS IN LINING UP REGULATORY OR POLITICAL SUPPORT FOR ITS HOSTILE TAKEOVER ATTEMPT?

     We are not aware of any important developments in this regard. In fact, a number of public officials in Ohio have openly expressed their concerns about NiSource's unsolicited takeover attempt.


     WHAT WOULD HAPPEN IF NISOURCE OBTAINS MORE THAN 60 PERCENT OF THE TENDERS THIS TIME? IS IT TRUE THAT IT CAN TAKE CONTROL OF THE COMPANY SIMPLY BY OBTAINING TENDERS FOR AT LEAST 85 PERCENT OF COLUMBIA'S SHARES?

     A tender of shares is not the same as a sale. No matter how many shares are tendered, NiSource must go through a lengthy regulatory approval process before it can actually buy those tendered shares. This process, which could take 18 months or longer, prevents NiSource from taking control of Columbia any time soon, if ever.


o    NISOURCE FINANCING

     NISOURCE HAS REPEATEDLY INSISTED THAT FINANCING FOR ITS PROPOSED TRANSACTION IS NOT AN ISSUE. DO YOU AGREE?

     No. Columbia has noted numerous "issues" in connection with NiSource's ability to satisfy the conditions to its financing commitments.

     We also note that the recent decline in NiSource's stock price makes its overall financing plans more difficult to achieve. In fact, as NiSource's stock price continues to decline, its ability to finance its proposed transaction becomes ever more difficult. NiSource has said it intends to try to pay down some of the billions of dollars of debt that it would incur by issuing additional common stock. But that equity offering requires the issuance of more and more shares as


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     NiSource's stock price continues to decline. As more shares are issued it becomes difficult--if not impossible--for the transaction to add to NiSource's earnings per share.

     Moreover, NiSource itself recently acknowledged in a SEC filing that there is a risk that the credit rating for its debt could be downgraded if the proposed transaction is ever consummated. NiSource previously had insisted that the rating agencies were not concerned about its proposal.

     ARE NISOURCE'S SHAREHOLDERS SUPPORTIVE OF ITS ACTIONS?


     We can't speak for NiSource's shareholders. But, as we have said before, we believe the decision by NiSource management to continue its expensive, disruptive and unwanted takeover attempt is not in the best interest of either company. Considering that NiSource's stock price has declined by approximately 21.5 percent* since the start of its hostile takeover attempt, we would not be surprised if NiSource's shareholders are actively pressuring the company to move on to more productive activities. Meanwhile, we at Columbia remain committed to fostering the growth and development of our businesses to maximize value for our customers, employees and shareholders.


          *from June 4 to Sept. 27, 1999


o    NEXT STEPS

     WHAT HAPPENS NEXT? WHAT SHOULD I DO NOW?


     As the Wall Street Journal predicted more than a month ago, this situation appears to be caught in a prolonged stalemate. NiSource may try to break that stalemate by again claiming victory when the tender offer results are announced after the expiration of its offer on Oct. 15. As we have said before, we do not believe the results of the tender offer are particularly noteworthy.

     If you want to help NiSource understand that the best way to break the stalemate is to end its hostile takeover attempt, you should not tender your shares. Previously tendered shares can be withdrawn at any time prior to the expiration of the offer. To do so, contact our information agent for the tender offer, MacKenzie Partners, at 800-322-2885 or 212-929-5500.